UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Ltd. (the "Company") dated August 12, 2013, announcing the Company's earnings report for 2Q 2013.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-183643) filed on August 30, 2012, as amended by Post-Effective Amendment No. 1 filed on March 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 12, 2013	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Limited 2Q2013 Report (NYSE:NAT) - NAT continues to improve its relative position in a weak market and has a strong liquidity reserve. 3Q2013 is expected to show improvement on 2Q2013.

Hamilton, Bermuda, August 12, 2013

In announcing its results for the second quarter of 2013, Nordic American Tankers Limited ("the Company" or "NAT") emphasizes three key points that differentiate it from others in the field: its strong financial position, its dividend policy and its top quality Suezmax tanker fleet.

In July the Company announced a dividend of $0.16 per share for 2Q2013, identical to the dividend for 1Q2013. The Company will pay the dividend on or about August 13, 2013 to shareholders of record as of July 31, 2013. The dividend will be paid from cash on hand. Since NAT commenced operations in the fall of 1997, a dividend has been paid for 64 consecutive quarters, with total dividend payments over the period amounting to $44.42 per share including the dividend to be paid in August.

The Suezmax tanker market has improved significantly at the time of this report compared with the average for the second quarter. The third quarter of 2013 can be expected to show an improvement on the second quarter.

The underlying fundamentals of the Suezmax tanker sector show improvement.  Political unrest in Egypt and a smaller difference between the price of oil produced in the US  (WTI) and the Brent crude price are mentioned as factors leading to higher tanker rates. In 2014 the Suezmax tanker fleet should not increase very much, if at all, as ships are scrapped. In fact the Suezmax fleet stands a good chance of shrinking. Should the current trends in ton miles (volume carried multiplied by distance travelled) continue, fleet utilization could grow in 2014.

The closing of the price gap between WTI (oil produced in the US) and Brent crude (non-US production) tends to stimulate US oil imports and is an example of how tanker market dynamics may change unexpectedly.

Key points to consider:

•	Earnings per share in 2Q2013 was -$0.48 compared with -$0.59 (or -$0.43 excluding non-recurring charges) in 1Q2013 and -$0.15 in 2Q2012.

•	NAT's liquidity reserves including cash, the undrawn part of the credit facility and working capital stood at about $330 million at the end of second quarter.

•	Our agreement with a company in the ExxonMobil group was extended for 2 years – an important vote of confidence from the leading oil company.

•	We continue to focus on cost efficiency - both in administration and onboard our vessels.

•
Spot rates achieved for 2Q2013 were weaker than 1Q2013. Second quarter demand was as usual impacted by refinery maintenance shutdowns. Coupled with continuing deliveries of new vessels from the shipyards, tanker rates were under pressure through the quarter.

•
NAT started the quarter announcing an equity offering that resulted in net proceeds to the Company of $102m. It is a clear sign of faith from the market that the Company was able to complete this transaction at a time of continued uncertainty for many in the tanker industry.

•
"Financial Vetting" and focus on the financial strength of shipowners are increasingly relevant in the tanker industry. During the quarter we saw high-profile bankruptcies, with ensuing disruptions of service. With NAT this is not a concern for charterers.

•
Scrapping has been slower than in 2012. However a number of vessels are approaching their 15 year survey dates. For many owners it may not be feasible to pass the survey due to being in a weak financial position and having insufficient maintenance. Following such developments increased scrapping could incur.

•	The Company does not engage in any type of derivatives.

•	Economic development in Asia remains stable while in Europe the uncertainty continues. Developments in the US are always important – particularly US domestic oil production.

•	The Company cancelled at an insignificant cost the agreement to buy a 2013 built Suezmax tanker as the seller failed to deliver the vessel in time.

"The Nordic American System"

Quality in all contexts is very important. Following this link takes you to an interview with the NAT Chairman & CEO in June 2013 under the title "QUALITY COUNTS". This interview highlights our policies in important respects. The interview was published in the FORUM magazine of Det Norske Veritas ("DNV"). DNV is one of the top classification societies in the world with about 10,000 highly qualified employees.

It is essential for Nordic American to have an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates Nordic American from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, the Company has a conservative risk profile. Our dividend payments are important for our shareholders. At the same time we recognize the need to expand our fleet under conditions advantageous to the Company.

NAT maximizes cash flows by employing all of its vessels in the Orion Tanker Pool which increases the efficiency and utilization of the fleet. In our experience, the spot market gives better earnings than the time charter market over time.

Growth is a central element of the Nordic American System.  It is essential that NAT grows accretively, which means that over time our transportation capacity increases more percentagewise than our share count. The average age of our fleet is also an important consideration.

NAT has only one type of vessel - the Suezmax vessel. This type of vessel can carry one million barrels of oil. The Suezmax vessel is highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

The valuation of NAT in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships and not to NAT as an ongoing system.

We pay our dividend from cash on hand.  NAT has a cash break-even level of about $12,000 per day per vessel which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other charges.

Financial Information

The Board has declared a dividend of $0.16 per share for 2Q2013 to shareholders of record as of July 31, 2013.  The dividend will be paid on or about August 13, 2013. The number of shares outstanding is 66,038,251, of which 23,000 are shares in treasury.

Earnings per share in 2Q2013 were -$0.48, compared with -$0.59 (or -$0.43 excluding non-recurring charges) in 1Q2013 and -$0.15 in 2Q2012. Bunker costs of $1.4m for planned offhire vessels are debited to the accounts for 2Q2013.

The Company's operating cash flow1 was -$10.6m for 2Q2013, compared with -$4.9m for 1Q2013 and $10.3m in 2Q2012.

We are not satisfied with the results in the present weak environment.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists only of double hull Suezmax tankers.  As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly. In a weak tanker market other tanker companies may have challenges in keeping up technical standards as they cannot afford to spend the required funds for operations and maintenance.

The Company is very well placed to take advantage of strong shipping markets, which due to our spot strategy, can be expected to be reflected in increased dividend payouts immediately.

The establishment of the Orion Tanker Pool has resulted in a closer relationship with customers and a stronger position in the market place. The previously announced commercial frame agreement with a subsidiary of ExxonMobil is the result of a more active marketing policy. We also do business with other large oil companies in the world on a regular basis. They all demand quality both at sea and onshore. NAT now owns 100% of Orion Tankers Ltd. Orion Tankers will continue to facilitate improved penetration of the market.

It is a prerequisite for any expansion of the fleet that our dividend and earnings capacity per share increase. The cancelled vessel purchase should not be interpreted as a change in the growth plans of the Company.

Our primary objective is to enhance total return2 for our shareholders, including maximizing our quarterly dividend.

As a matter of policy, the Company has always kept a strong balance sheet with low net debt and a focus on limiting the Company's financial risk.  This policy will continue. At the end of 2Q2013 the net debt per vessel was $4.4m. In addition, the Company has in place a non-amortizing credit facility of $430m, of which $210m has been drawn at this time. Cash on hand is $71.1m.  Our total liquidity reserve amounts to $330 million (cash, working capital + undrawn amount under the credit facility)

The credit facility, which matures in the November of 2017, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  This means that our cash breakeven rate of about $12,000 per day per vessel is significantly lower than that of companies with high leverage.

_______________________

1	Operating cash flow (a non-GAAP measure) represents income from vessel operations before depreciation and non-cash administrative charges. For further information, please see reconciliation on page 9.

2    Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

For further details on our financial position for 2Q2013, 1Q2013 and 2Q2012, please see later in this release.

The Fleet

The Company has a fleet of 20 vessels at the time of this report.  By way of comparison, in the autumn of 2004, the Company had three vessels. At the end of 2009 and 2010 we had 15 vessels in operation.  Please see the fleet list below. We expect that the expansion process will continue over time. The average age of our fleet is 11.6 years.  Our vessels are in excellent technical condition.

Vessel	Dwt	Vessel	Dwt
Nordic Apollo	159,999	Nordic Hunter	151,400
Nordic Aurora	147,262	Nordic Jupiter	157,411
Nordic Breeze	158,597	Nordic Mistral	164,236
Nordic Cosmos	159,998	Nordic Moon	159,999
Nordic Discovery	153,328	Nordic Passat	164,274
Nordic Fighter	153,328	Nordic Saturn	157,332
Nordic Freedom	163,455	Nordic Sprite	147,188
Nordic Grace	149,921	Nordic Vega	163,000
Nordic Harrier	151,475	Nordic Voyager	149,591
Nordic Hawk	151,475	Nordic Zenith	158,645
		Total dwt	3,121,914

The Nordic Harrier (previously named Gulf Scandic) was redelivered to us in October 2010. The vessel had been operated by the charterers since the autumn of 2004. The vessel had not been technically operated according to sound maintenance practices by the charterer. Therefore, NAT has a claim for drydocking and other costs that the charterer is obligated to cover under the bareboat charter. As previously advised, the matter is now in arbitration. We expect it to be heard before the end of 2013

The Company continues to move aggressively in reducing energy consumption on the vessels.  We slow steam whenever possible in order to reduce fuel consumption.

The graph shows the development of bunker prices in $/ton. The economics of a trading tanker are significantly impacted by the cost level of bunker oil.

We have 6 drydockings planned in 2013, of which 4 were undertaken in the first half of 2013.  Typically, average costs for a 10-year docking are $2.0m - $2.5m and for a 15-year docking are $2.5m - $3.0m. If a vessel needs to be docked, it is better to do so when tanker earnings are low since timing is less critical in such a situation.  Even though drydocking costs for our vessels are cheaper in the Far East than at yards west of Suez, the positioning of vessels can be costly, reducing the time charter equivalent (TCE) income.

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US have decreased over the recent past.  Going forward, shale oil and tar sand oil projects may affect the US and Canadian oil sector. The differential between the Brent Oil price and the WTI (West Texas Intermediate) has come down recently.  This may stimulate imports of crude oil into the US.  In terms of transportation work (ton miles), the reduced imports by the US are more than outweighed by the increased imports by the Far East. The European economies are making progress in agreeing to unified banking terms and financial assistance packages. European economies, however, continue to run significant deficits and face mounting debt, while resistance to deficit reduction measures remains strong. The economies of the Far East generally show continuing growth, although at a slower pace than before. Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels. Scrapping impacts supply in the other direction. As a matter of policy the Company does not attempt to predict future spot rates. Rates may change quickly, which can lead to increased dividends. NAT is very well positioned to take advantage of rate change.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction. In any analysis of the tanker industry, the direction of the global economy is always the most important factor.

The Suezmax fleet (excl. shuttle tankers) counts 450 vessels at the end of 2Q2013, an increase of 16 since the beginning of the year. 10 vessels were delivered during the second quarter and 13 vessels are planned for delivery in the rest of 2013.

The current orderbook stands at 44 vessels which represents less than 10% of the Suezmax fleet.  At the time of this report, the orderbook for 2014 counts only 8 Suezmax vessels. This number has increased due to delays on 2013 deliveries.

Scrapping activity has been sluggish so far in 2013. So far this year 2 Suezmaxes have been scrapped compared to 21 in 2012 and 8 during the year 2011. Given the current market condition and the expense of keeping older vessels in the water we expect to see an increase in the scrapping activity.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.   However, if rates remain low, the Company is in a position to buy secondhand vessels or newbuildings, which are inexpensive by historical standards. Therefore, the Company is able to improve its relative position in a weak market and is able to reap the benefits of a stronger environment thereafter. Over the recent past the Company has improved its relative position. In an opportunistic way NAT is now assessing investments that further builds out the position of the Company.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place provided spot tanker rates are above our breakeven levels.

Our dividend policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector to consider buying shares in NAT.

  * * * *

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION			Three Months Ended				Six Months Ended
Amounts in USD '000	Jun. 30, 2013 (unaudited)		Mar. 31, 2013 (unaudited)		Jun. 30, 2012 (unaudited)		June 30, 2013 (unaudited)		June 30, 2012 (unaudited)
Net Voyage Revenue	10,029		17,265		28,548		27,294		59,024
Vessel Operating Expenses	(16,804)		(16,146)		(15,660)		(32,950)		(31,754)
General and Administrative Expenses	(3,559	) *	(7,375	) *	(2 888	) **	(10,934	) **	(8,961	) **
Depreciation Expenses	(18,491)		(18,141)		(17,192)		(36,632)		(34,172)
Settlement Loss	0		(5,000)		0		(5,000)
Impairment Loss on Vessel	0		0		0		0
Operating Expenses	(38,854)		(46,662)		(35,740)		(85,516)		(74,887)
Net Operating Loss	(28,825)		(29,397)		(7,192)		(58,222)		(15,863)
Interest Income	64		20		127		84		215
Interest Expense	(2,812)		(2,822)		(956)		(5,634)		(1,898)
Other Financial Income (Expense)	(124)		(193)		98		(317)		233
Total Other Expenses	(2,872)		(2,995)		(731)		(5,867)		(1,450)
Net Loss	(31,696)		(32,392)		(7,923)		(64,088)		(17,313)
Basic Loss per Shares	(0.48)		(0.59)		(0.15)		(1.07)		(0.33)
Basic Weighted Average Number of
Common Shares Outstanding	65,545,394		54,634,740		52,915,639		60,120,206		52,175,563
Common Shares Outstanding	6,038,251		54,825,751		52,915,639		6,638,251		52,915,639

*)
The G&A for the three months ended June 30, 2013, March 31, 2012 and June 30, 2012 include non-cash charges of $(0.2m), $1.4m and $0.3m respectively which are charges related to share based compensation and pension cost. Additionally, the G&A for the three months ended March 31, 2013 includes non-recurring items of $3.6m related to the acquisition of Scandic American Shipping Ltd.

**)	The G&A for the six months ended June 30, 2013 and June 30, 2012 include non-cash charges of $1.2m and $4.0m which are charges related to share based compensation and pension cost.

CONSOLIDATED CONDENSED BALANCE SHEET Amounts in USD '000	June 30, 2013 (unaudited)	June 30, 2012 (unaudited)	Dec 31,2012
Cash and Cash Equivalents	71125	104,259	55,511
Marketable Securities	0	453	549
Accounts Receivable, net	8,136	215	54
Accounts Receivable, net related party	0	18,555	12,862
Prepaid Expenses	3,343	8,130	8,414
Bunkers Inventory	22,519	0	0
Voyages in Progress	11,230	0	0
Other Current Assets	8,221	0	1,183
Vessels, Net	934,782	996,968	964,855
Goodwill	18,979	0	0
Related Party receivables (Orion Tanker Pool)	0	37,013	36,987
Other Non-current Assets	5, 392	646	5,209
Total Assets	1,083,728	1,166,239	1,085,624
Accounts Payable	3,805	3,199	3,095
Accounts Payable, related party	0	470	1,536
Accrued Voyage Expenses	4,888	0	0
Accrued Liabilities	6,652	5,164	10,343
Long-term Debt	210,000	250,000	250,000
Deferred Compensation Liability	10,996	10,965	11,267
Shareholders' Equity	847,388	896,441	809,383
Total Liabilities and Shareholders' Equity	1,083,728	1,166,239	1,085,624

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Six months ended		Twelve Months ended Dec. 31, 2012
Amounts in USD '000	Jun. 30, 2013 (unaudited)	Jun. 30, 2012 (unaudited)
Net Cash Provided by (Used in) Operating Activities	(24,910)	9,050	(6,706)
Proceeds from Sale of Marketable Securities	600	0	0
Investment in Vessels	(6,838)	(1,503)	(2,745)
Repayment of Deposit and Loan	5,475	9,000	9,000
Investment in Orion Tankers Ltd.	(271)	0	0
Investment in Scandic American Shipping Ltd.	(8,191)	0	0
Investment in Scandic Assets Held for Sale	(5,467)	0	0
Proceeds from Sale of Scandic Assets held for Sale	5,467	0	0
Other	635	(128)	(129)
Net Cash Provided by (Used in) Investing Activities	(8,590)	7,369	6,126
Net Proceeds from Issuance of Common Stock	101,831	75,583	75,584
Proceeds from Use of Credit Facility	(40,000)	20,000	20,000
Dividends Paid	(19,331)	(31,749)	(63,499)
Net Cash Provided by (Used in) Financing Activities	42,500	63,834	32,085
Net Increase (Decrease) in Cash and Cash Equivalents	9,000	80,253	31,505
Cash assumed - initial consolidation upon change in control in Orion	6,544	0	0
Effect of exchange rate changes on Cash	70	0	0
Cash and Cash Equivalents at Beginning of Period	55,511	24,006	24,006
Cash and Cash Equivalents at End of Period	71,125	104,259	55,511

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		Three Months Ended		Six months ended
Amounts in USD '000	June 30, 2013 (unaudited)	Mar. 31, 2013 (unaudited)	Jun. 30, 2012 (unaudited)	Jun. 30, 2013 (unaudited)	Jun. 30, 2012 (unaudited)
Voyage Revenue	48,740	63,570	29,255	112,310	65,938
Voyage Expense	(38,711)	(46,305)	(707)	(85,016)	(6,914)
Net Voyage Revenue (1)	10,029	17,265	28,548	27,294	59,024

		Three Months Ended		Twelve Months
	June 30, 2013 (unaudited)	Mar. 31, 2013 (unaudited)	Jun. 30, 2012 (unaudited)	Dec. 31, 2012
Net Operating Loss	(28,825)	(29,397)	(7,192)	(67,902)
Depreciation Expense	18,491	18,141	17,192	69,219
Impairment of Vessel	0	0	0	12,030
Settlement Loss	0	5,000	0	0
Share Based Compensation and Pension Cost	(242)	1,326	346	4,189
Operating Cash Flow (2)	(10,576)	(4,930)	10,346	17,536

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.  Declaration of dividends is solely in the discretion of the Board of Directors and may change from time to time."

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, factors impacting the declaration of dividends, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Jacob Ellefsen, Manager, Investor Relations & Research, Monaco
Nordic American Tankers Limited
Tel: + 377 93 25 89 07 or + 33 678 631 959

Rolf Amundsen, Advisor, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Turid M. Sørensen, EVP & CFO, Norway
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or + 47 905 72 927

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223